Form RW

October 12, 2006

VIA EDGAR

Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549-4561

Re:  VitalStream Holdings, Inc.
    Request to Withdraw Registration Statement on Form S-3
    (File Number 333-137243)

Ladies and Gentlemen:

VitalStream Holdings, Inc. (“VitalStream”) previously filed the above-referenced Form S-3 registration statement on September 12, 2006, and, pursuant to Rule 477, hereby requests that such registration statement together with all exhibits thereto be withdrawn at your earliest convenience. No securities were offered or sold pursuant to this registration statement. VitalStream requests this withdrawal because it has entered into a merger agreement pursuant to which it anticipates being acquired, and has, therefore, elected not to pursue the registration of the securities included in the previously filed Form S-3.

Pursuant to Rule 457, please apply VitalStream’s filing fee to its account with the SEC. Please provide a copy of the order granting withdrawal via facsimile to our counsel, Bryan Allen of Parr Waddoups Brown Gee & Loveless, at (801) 532-7750.

If you have any questions please contact Mr. Allen at (801) 532-7840.

Sincerely,

VitalStream Holdings, Inc.

By: /s/ Jack L. Waterman
Jack L. Waterman,
Chief Executive Officer and Chairman